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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

The Penn Traffic Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
707832309
(CUSIP Number)
Bay Harbour Management, L.C.
885 Third Avenue, 34th Floor
New York, New York 10022
(212) 371-2211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707832309

1	NAMES OF REPORTING PERSONS Bay Harbour Management, L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,912,992

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,912,992

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,912,992

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	707832309

1	NAMES OF REPORTING PERSONS Bay Harbour Master Ltd. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,347,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,347,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,347,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
(1) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the “Investment Manager”) and currently holds 1,347,000 shares of the Issuer’s Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 1,347,000 shares of the Issuer’s Common Stock held by the Reporting Person, hold an aggregate of 1,912,992 shares of the Issuer’s Common Stock.

CUSIP No.	707832309

1	NAMES OF REPORTING PERSONS Trophy Hunter Investments, Ltd. (2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		441,457

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

441,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
(2) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the “Investment Manager”) and currently holds 441,457 shares of the Issuer’s Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 441,457 shares of the Issuer’s Common Stock held by the Reporting Person, hold an aggregate of 1,912,992 shares of the Issuer’s Common Stock.

Amendment No. 9 to Schedule 13D
This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on August 24, 2006, as amended by Amendment No. 1 filed on October 6, 2006, Amendment No. 2 filed on October 27, 2006, Amendment No. 3 filed on December 19, 2006, Amendment No. 4 filed on January 19, 2007, Amendment No. 5 filed on February 14, 2007, Amendment No. 6 filed on May 4, 2007, Amendment No. 7 filed on June 8, 2007 and Amendment No. 8 filed on December 17, 2007 with respect to the Common Stock, par value $0.01 per share (the “ Common Stock ”) of The Penn Traffic Company, a Delaware corporation (the “ Issuer ”). The address of the executive offices of the Issuer is 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.
     Certain terms used but not defined in this Amendment No. 9 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 9 as follows:
Item 4. Purpose of Transaction
     On March 28, 2008, Bay Harbour Master Ltd. and Trophy Hunter Investments Ltd. (the “Participants”) entered into a participation agreement (the “Participation Agreement”) with Kimco Capital Corp. and Jubilee-VI LLC (the “Selling Lenders”). Pursuant to the Participation Agreement, the Selling Lenders agreed to sell, transfer and convey to the Participants, and Participants agreed to purchase, an undivided participating interest in each Selling Lenders’ loans, which aggregate $23,575,000, currently outstanding with the Issuer, including the accompanying documents and applicable collateral. More specifically, the Participants have agreed to acquire an undivided participation of approximately $7,858,333 or 33.3% of all the Selling Lenders’ loans outstanding to the Issuer.
Item 7. Material to be Filed as Exhibits
     Exhibit A — Joint Filing agreement dated April 1, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Date: April 1, 2008

Bay Harbour Management, L.C.
/s/ Steve Van Dyke
Name:	Steve Van Dyke
Title:	Partner

Bay Harbour Master Ltd.
/s/ Steve Van Dyke
Name:	Steve Van Dyke
Title:	Partner of the Investment Manager

Trophy Hunter Investments, Ltd.
/s/ Steve Van Dyke
Name:	Steve Van Dyke
Title:	Partner of the Investment Manager